UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-05491

Rowan Companies, Inc.*

(Exact name of registrant as specified in its charter)

c/o Rowan Companies plc

2800 Post Oak Boulevard

Suite 5450

Houston, Texas

77056-6189

(713) 621-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.125 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

*	This Form 15 relates solely to the reporting obligations of Rowan Companies, Inc. (a wholly-owned, indirect subsidiary of Rowan Companies plc) under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Rowan Companies plc as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rowan Companies plc, as successor to Rowan Companies, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 2012

By:	/s/ William H. Wells
William H. Wells
Senior Vice President, Chief Financial Officer and Treasurer